SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Matrixx Initiatives, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                    57685L105
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 27, 2008
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                          (Date of Event which Requires
                            Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 6 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      57685L105              SCHEDULE 13D         PAGE 2 OF 6 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            JOVE PARTNERS, LP
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    395,052
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                395,052
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            395,052
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    12      CHECK IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            4.1%
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    14      TYPE OF REPORTING PERSON*

            IA
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                               * SEE INSTRUCTIONS

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CUSIP NO.      57685L105              SCHEDULE 13D         PAGE 3 OF 6 PAGES
------------------------------                             ---------------------

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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            JOEL TOMAS CITRON
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    395,052
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                395,052
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            395,052
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.1%
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    14      TYPE OF REPORTING PERSON*

            IN
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                               * SEE INSTRUCTIONS

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CUSIP NO.      57685L105              SCHEDULE 13D         PAGE 4 OF 6 PAGES
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        The Schedule 13D initially filed on February 22, 2007 relating to the shares of Common Stock, $0.001 par value per share (the "Shares"), of Matrixx Initiatives, Inc., a Delaware corporation (the "Issuer") is hereby amended by this Amendment No. 1 to the Schedule 13D. This is the final amendment to this
Schedule 13D and constitutes an "exit filing" for the Reporting Persons (as defined below), who do not intend to file any further amendments to the Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 of the Schedule 13D is hereby amended as follows:

        The Shares reported herein were acquired with investment funds in accounts under management. A total of approximately $6,010,601.95 was paid to acquire such Shares, which are held in margin accounts maintained at Morgan Stanley in the ordinary course of business.

ITEM 4.           PURPOSE OF TRANSACTION.

        Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph immediately prior to the final paragraph of such Item 4:

        The disposition of Shares by the Reporting Persons reflected herein was for investment-related purposes. The Reporting Persons continue to beneficially own the Shares reported herein for investment purposes in the ordinary course of business.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

        Subsections (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby amended as follows:

        (a) As of the close of business on October 29, 2008, the Reporting Persons beneficially owned an aggregate of 395,052 Shares, constituting approximately 4.1% of the Shares outstanding.

        The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 9,641,118 Shares outstanding, which is the total number of Shares outstanding as of August 1, 2008 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2008.

        (b) By virtue of an investment management agreement with the Master
Fund Jove Partners has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 395,052 Shares held by the Master
Fund. By virtue of his position as managing member of the general partner of Jove Partners, Mr. Citron is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Jove Partners has voting power or dispositive power. Accordingly, the Reporting Persons are deemed to have shared voting and dispositive power with respect to an aggregate of 395,052 Shares.

        (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

        (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares on October 7, 2008.

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CUSIP NO.      57685L105             SCHEDULE 13D           PAGE 5 OF 6 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 2008


                                 JOVE PARTNERS, LP

                                 By: Jove, LLC, its general partner

                                 By: /s/ Joel Tomas Citron
                                     ---------------------------
                                     Name:  Joel Tomas Citron
                                     Title: Managing Member



                                 /s/ Joel Tomas Citron
                                 ------------------------------
                                 Joel Tomas Citron

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CUSIP NO.      57685L105             SCHEDULE 13D           PAGE 6 OF 6 PAGES
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                                   SCHEDULE A

                   TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

The following transactions in the Shares were effected by Jove Partners pursuant to an investment management agreement with the Master Fund:

        Trade Date        Shares Purchased (Sold)     Price Per Share ($)
        ----------        -----------------------     -------------------

      09/08/2008                   100                      $17.82
      09/08/2008                  (100)                      17.82
      09/08/2008                   100                       17.82
      09/18/2008                   100                       16.48
      09/18/2008                   100                       16.48
      09/18/2008                  (100)                      16.48
      09/18/2008                   100                       16.46
      09/19/2008                   100                       17.57
      09/24/2008                  (100)                      18.40
      09/25/2008                  (200)                      18.12
      09/26/2008                (2,000)                      18.26
      09/29/2008                (5,400)                      18.11
      10/02/2008                (4,800)                      17.37
      10/03/2008               (14,984)                      17.38
      10/06/2008               (20,600)                      15.90
      10/07/2008                (8,310)                      16.47
      10/08/2008                (2,500)                      16.36
      10/08/2008                   300                       14.93
      10/08/2008                   100                       15.93
      10/08/2008                (6,093)                      15.96
      10/09/2008                (1,800)                      15.43
      10/16/2008               (11,109)                      16.49
      10/17/2008                (4,541)                      16.70
      10/20/2008               (13,394)                      16.55
      10/21/2008               (22,112)                      16.80
      10/24/2008                (1,412)                      16.49
      10/27/2008                (9,193)                      16.02